UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-41338

IperionX Limited
(Translation of registrant’s name into English)

1092 Confroy Drive
South Boston, Virginia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F  ☒    Form 40-F  ☐

Exhibits 1.1 and 5.1 to this Report on Form 6-K are hereby incorporated by reference into IperionX Limited’s Registration Statements on Form F-3 (File No. 333-273519) and on Form S-8 (File No. 333-267088), to the extent not superseded by documents or reports subsequently filed by us under the U.S. Securities Act of 1933 or the U.S. Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
1.1	Underwriting Agreement, dated July 7, 2026, between IperionX Limited and Cantor Fitzgerald & Co., as representative of the several underwriters named therein
5.1	Opinion of Thomsons on matters of Australian law to IperionX Limited, dated July 9, 2026
99.1	Press Release, dated July 7, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IperionX Limited
(registrant)

Date: July 9, 2026	By:	/s/ Marcela Castro
Name:	Marcela Castro
Title:	Chief Financial Officer